

October 15, 2013

Via E-mail
Mr. Mark Wilson
Chief Executive Officer
Aviva PLC
St. Helen's, 1 Undershaft
London EC3P 3DQ
England

   Re: Aviva PLC
     Form 20-F for the Year Ended December 31, 2012
     Filed March 25, 2013
     File No. 001-34486

Dear Mr. Wilson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Andrew Mew

       Andrew Mew
       Accounting Branch Chief